Filed by Emeritus Corporation

Pursuant to Rule 425 Under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Emeritus Corporation

Commission File No.: 001-14012

Emeritus Corporation provided the following information to certain of community-based employees, which relates to the proposed transaction pursuant to the terms of that certain Agreement and Plan of Merger, dated as of February 20, 2014 (the “Merger Agreement”), by and among Emeritus Corporation, Brookdale Senior Living, Inc. (“Brookdale”) and Broadway Merger Sub Corporation, a wholly owned subsidiary of Brookdale.

Frequently Asked Questions

What does this mean for me as a community-based employee?

Community-based employees won’t see much change. The merger will not impact your day-to-day responsibilities caring for residents. As we grow together, the merger will allow for more opportunities for career growth and the ability to provide expanded services to the residents you serve.

Why are the companies merging?

We believe this merger will be good for all seniors. With the nation’s senior population growing, more seniors and families are in need of senior living and senior care services. This merger will create the first truly national senior living company offering the most comprehensive set of senior care solutions.

Brookdale and Emeritus Senior Living are well matched for this purpose. We share a rich heritage and similar strengths, including customer-focused cultures and a commitment to continuous improvement and innovation. We also have a shared value that is at the foundation of everything we do - we are passionately committed to making a difference in the lives of those in our care. Merging the two companies will allow the united company to serve the residents in our care with expanded services and greater opportunities for efficient operations.

Who is Brookdale?

Brookdale Senior Living Inc. is a leading owner and operator of senior living communities throughout the United States. The company is committed to providing senior living solutions within properties that are designed, and operated, with the highest quality service, care and living accommodations for residents. Currently, Brookdale operates independent living, assisted living, and dementia care communities and continuing care retirement centers, with more than 650 communities in 36 states and the ability to serve approximately 67,000 residents. Through its Innovative Senior Care program, the company also offers a range of outpatient therapy, home health, personalized living and hospice services. For more information, visit www.brookdale.com.

What services will the new company offer?

The combined organization will create a full complement of senior solutions in senior living, including independent living, assisted living, dementia care, skilled nursing, home health, hospice, therapies, short-term rehabilitation, long-term care and private-duty home care.

What will change for our residents?

Residents will continue to receive the same excellent care and service they have come to expect while living in their communities. They will continue to be assisted by the same staff they have come to know, and continue to enjoy all the amenities of their communities. Overtime, residents will have greater ability to age in place because of the expanded services and care options available to them.

Where are we in the process? When will the merger be final?

We have announced that Brookdale and Emeritus have signed an agreement to merge the two organizations. The closing of the transaction under the merger agreement is subject to, among other closing conditions, shareholder votes from the companies, regulatory approvals and certain third-parties, such as landlords and lenders. It is expected to be completed in the third quarter of 2014.

How can I get updates on the merger process?

You will be receiving information as soon as it becomes available from your supervisor and company leadership. We have created a website to post ongoing information surrounding the merger, www.EmeritusForward.com. We have also set up a designated page on our employee communications website, www.YouAndEmeritus.com to provide information and answer questions that pertain to you as an individual employee. We encourage you to read these sites thoroughly and check back frequently for updates. If you have questions that haven’t been addressed by the website or your supervisor, we invite you to ask specific questions through our dedicated email address: AskUs@emeritus.com.

Will there be leadership changes?

Emeritus and Brookdale are just beginning to explore how the regional, divisional and executive leadership will fit into the structure of the combined company. The expectation is that we will move to a common field operating platform, combining the management structure of the two companies with appropriate realignment based on geography and product lines. We expect to have more clarity on this issue by April 15, 2014.

What will happen to the Seattle Home Office?

At the Seattle Home Office, we are still working out the extent of activities. We expect over time to merge systems and gain synergies by combining many of the support systems with Brookdale’s functions. The goal is a common systems platform over time, perhaps months or years. So there will likely be a smaller presence in Seattle, the extent of which and timing still to be determined.

How should we proceed with our current work and projects?

Nothing remains more important than continuing your extremely valuable work supporting our residents, families and communities. It’s vital that we stay the course in order to best care for our residents. Your supervisor will keep you apprised of any changes to your work as more information becomes available.

What should I tell the residents?

We have sent our residents a letter announcing the intention to merge with Brookdale and provided talking points to the community leadership teams to use as a resource for any questions about the merger.

Our dedicated website www.EmeritusForward.com is also a resource for residents and families to learn more about the merger agreement and how this merger will impact them.

What should I tell my vendors, professional referrals or other business partners?

Our dedicated website www.EmeritusForward.com is also a resource for business partners and professional referrals to learn more about the merger agreement and how this merger will impact them.

Will the Emeritus communities get new names?

Current Emeritus communities will eventually have their name changed to reflect the Brookdale brand. The timing on name changes is still to be determined.

Will employees get new uniforms and name tags?

Emeritus uniforms and nametags will eventually have their name changed to reflect the Brookdale brand and name. The timing on these changes is still to be determined.

Do I have any special tasks or responsibilities to take care of as part of the merger process?

As mentioned before, it’s vital that you continue your very valuable work supporting our residents, families and communities. That remains our highest priority throughout this process and we are counting on you to carry it out with passion and excellence, as you always do. If you will be responsible for any additional tasks, your supervisor will let you know.

Will my job change?

We expect no significant changes in jobs at Emeritus communities. Over time, the companies intend to migrate to a common way of doing business with combined systems and processes. We hope and expect that community-based employees will work through these administrative changes while continuing to provide outstanding service to their residents.

Will Brookdale honor my years of service?

Yes

Will my benefits change?

Over time, the benefits programs in both companies will be combined. Our initial review is that the benefits platforms for our companies are very similar. The intent is, over time, to combine programs and you will have advance notice, opportunities to review the benefits program, and a clear open enrollment period. Until this occurs, your current benefits will remain in place.

Will my pay change?

We don’t expect operations in communities to be impacted in any meaningful way. Both Emeritus and Brookdale pay employees based on local market conditions. Over time, this will be reviewed but we don’t anticipate any meaningful changes because both companies monitor market conditions so they can pay employees fairly and appropriately.

It’s worth noting that we anticipate the merger of our companies will mean an increase in growth opportunities for employees. A larger company can increase its investment in support systems and infrastructure to enable employees to do their jobs easier and better. Community level associates can continue to focus on what they do best – care for our residents and families. There will be a larger set of opportunities for growth and advancement for employees, which will be nurtured through career-pathing, mobility, and training.

It takes passion, courage, and partnership to succeed in providing outstanding senior living solutions and the combined company will be as much committed to the ongoing success of our employees as they are to the residents they serve each and every day.

What happens to my vacation and sick pay?

The programs Emeritus and Brookdale have are different, but the results are similar, and your vacation and sick hours will receive a fair conversion into the new company. In the interim, we encourage you to schedule your vacation through your supervisor as usual.

Do I need to do anything different?

The most important thing is that you continue to provide quality care for our residents. Some administrative things will change but we must remain focused on our residents!

What are the biggest differences between Emeritus and Brookdale and how will care be different with the new company?

Residents will continue to receive the same excellent care and service they have come to expect while living in their communities. They will continue to be assisted by the same employees they have come to know, and continue to enjoy all the amenities of their communities – their homes!

More important than any differences are the similarities between our two companies. Brookdale and Emeritus have shared values that are at the foundation of everything we do – we are passionately committed to making a difference in the lives of those for whom we care, and we value honesty, integrity, partnership, and trust. In both organizations, our employees view what they do as more than a job; it’s a calling. Together, we will remain committed to listening to our residents’ needs and concerns, and tailoring our services to meet those needs. We both believe in providing opportunities for our employees to learn and grow and in hiring the right people and giving them the right training so they can make a positive difference in the lives of the seniors who we serve.

Who will be my main point of contact once the merger is complete?

Your supervisor will continue to be your main point of contact. Over time, we’ll combine the field management structure so EDs may see some modest changes in their reporting structure, and more information will be provided over time. At the corporate offices, work teams will combine best practices in the functional areas for a seamless integration that continues to provide quality support for the communities.

What are the biggest cultural differences between the two companies?

Frankly, what’s interesting is how similar our cultures are. Brookdale and Emeritus have shared values that are at the foundation of everything we do - we are passionately committed to making a difference in the lives of those for whom we care, and we value honesty, integrity, partnership, and trust. In both organizations, our associates view what they do as more than a job; it’s a calling. Together, we will remain committed to listening to our residents’ needs and concerns, and tailoring our services to meet those needs. We are both leaders in our industry because we have done the right things.

Are there going to be staffing reductions after the close of the merger?

We expect no significant changes in jobs at Emeritus communities. Over time, the companies intend to migrate to a common set of combined operating and support systems and processes. We hope and expect that community-based employees will work through these administrative changes while continuing to provide outstanding service to their residents.

On a regional/divisional level, the expectation is that we will move to a common field operating platform, combining the management structure of the two companies with appropriate realignment based on geography and product lines. This timetable for this realignment is in discussion.

At the Seattle Home Office, we are still working out the extent of activities. We expect over time to merge systems and gain synergies by combining many of the support systems with Brookdale’s functions. The goal is a common systems platform over time, perhaps months or years. So there will likely be a smaller presence in Seattle, the extent of which and timing still to be determined.

How is training for the caregivers different between the two companies?

Both companies are focused on and committed to providing a broad range of training opportunities for career growth and to provide excellent care for our residents. We will combine the best practices of each company for the opportunity to enhance training throughout the organization.

Important Additional Information about the Proposed Transaction

In connection with the proposed transaction, Brookdale Senior Living (“Brookdale”) plans to file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that will include a joint proxy statement of Emeritus, Inc. (“Emeritus”) and Brookdale that also constitutes a prospectus of Brookdale. Emeritus and Brookdale will mail the proxy statement/prospectus to each of their respective shareholders. This communication does not constitute a solicitation of any vote or approval. The joint proxy statement/prospectus to be filed with the SEC related to the proposed transaction will contain important information about Brookdale, Emeritus, the proposed transaction and related matters. WE URGE

INVESTORS AND SHAREHOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. You may obtain free copies of the joint proxy statement/prospectus, when it is filed with the SEC, and other documents filed by Emeritus and Brookdale with the SEC through the website maintained by the SEC at www.sec.gov. The joint proxy statement/prospectus, when it is filed with the SEC, and the other documents filed by Emeritus and Brookdale with the SEC may also be obtained for free by accessing Brookdale’s website at www.brookdale.com (which website is not incorporated herein by reference) and clicking on “About Brookdale” and then clicking on the link for “Investor Relations” and then the link “SEC Filings” or by accessing Emeritus’s website at www.emeritus.com (which website is not incorporated herein by reference) and clicking on the “Investors” link and then clicking on the link for “SEC Filings.”

Emeritus, Brookdale and their respective directors and officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from its shareholders in connection with the merger transaction. Information regarding these persons who may, under the rules of the SEC, be considered participants in the solicitation of shareholders in connection with the proposed merger transaction will be set forth in the joint proxy statement/prospectus described above when it is filed with the SEC. Additional information regarding each of Emeritus’s and Brookdale’s respective executive officers and directors, including shareholdings, is included in Emeritus’s definitive proxy statement for 2013, which was filed with the SEC on April 9, 2013 and Brookdale’s definitive proxy statement for 2013, which was filed with the SEC on April 30, 2013, respectively. You can obtain free copies of this document from Emeritus or Brookdale, respectively, using the contact information above.

Forward-Looking Statements

Statements made in this communication and related statements that express Emeritus’s or our management’s intentions, hopes, indications, beliefs, expectations, or predictions of the future constitute forward-looking statements, as defined by the Private Securities Litigation Reform Act of 1995, and relate to matters that are not historical facts. These statements include those regarding the closing of the merger transaction, the expected timing of the merger transaction, the anticipated benefits of the proposed merger, including future financial and operating results, and the potential effects of the merger transaction, including if it does not close.

These statements are not guarantees of future performance or events and are subject to risks, uncertainties and assumptions that could cause actual results or events to vary materially from those indicated in this communication, including without limitation: the ability to obtain licensure, regulatory and other third party approvals of the merger transaction on the proposed terms and schedule; the ability to obtain shareholder approval of the pending merger transaction; the risk that the strategic and other objectives relating to the proposed merger transaction may not be achieved or that synergies will not be fully realized; and disruptions to our business as a result of the pending merger transaction, affecting relationships with residents, employees and other business relationships. These risks, as well as other risks associated with the merger transaction, are more fully discussed in our reports filed with the SEC, including our annual report for the year ended December 31, 2013, which risks and uncertainties are incorporated herein by reference. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Except to the extent required by law, Emeritus disclaims any obligation to update any forward-looking statements after the distribution of this communication, whether as a result of new information, future events, changes in assumptions, or otherwise.